UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MINERA ANDES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602910101

(CUSIP Number)

Macquarie Bank Limited

1 Martin Place

Sydney, NSW 2000, Australia

Telephone No. 612-8232-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anthony Lennon

Macquarie Bank Limited

125 W. 55th Street, 22nd Floor

New York, NY 10019

Telephone No. 212-231-2083

Facsimile No. 212-231-2177

September 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Macquarie Bank Limited (“MBL”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,118,200 Ordinary Shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,118,200 Ordinary Shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,200 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.81% (of 261,394,000 shares of Issuer’s common stock issued and outstanding as of October 23, 2009)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common shares (the “Common Shares”) of Minera Andes Inc. (the “Issuer”), an Alberta, Canada corporation with offices at 111 E. Magnesium Road, Suite A, Spokane, Washington 99208.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Macquarie Bank Limited (“MBL”), an Australian corporation.  MBL’s principal business is in financial services.  MBL has its principal offices at 1 Martin Place, Sydney, NSW 2000, Australia.

During the last five years, MBL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)           Ownership of 2,118,200 shares of Common Stock of the Issuer owned by MBL, constituting 0.81% of such shares outstanding.

(b)           Number of shares as to which MBL has, or will have:

(i)            sole power to vote or to direct the vote – 2,118,200

(ii)           shared power to vote or to direct the vote – 0

(iii)          sole power to dispose of or to direct the disposition of – 2,118,200

(iv)          shared power to dispose of or to direct the disposition of – 0

(c)           Not applicable.

(d)           Not applicable.

(e)           MBL’s previously held 8,294,059 warrants that have expired unexercised, as such MBL  is no longer a beneficial holder of more than 5% of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2009

Macquarie Bank Limited

/s/ Dennis Leong
	Name:	Dennis Leong
	Title:	Company Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).